 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

Image Sensing Systems, Inc.

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(Name of Issuer)

Common Stock, $0.1 par value

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(Title of Class of Securities)

45244C104

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(CUSIP Number)

AB Value Management LLC

84 Elm Street

Westfield, NJ 07090

732-701-7008

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

August 10, 2015

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

CUSIP No.	45244C104

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1.       Name of Reporting Person

         AB Value Partners, LP

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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   WC

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   NEW JERSEY

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             423,359

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        423,359

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         423,359

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         8.44%

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14.      Type of Reporting Person               PN

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CUSIP No.	45244C104

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1.       Name of Reporting Person

         AB Value Management LLC

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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

   WC

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

         DELAWARE

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             801,758 *

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        801,758 *

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         801,758 *

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         15.99%

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14.      Type of Reporting Person               CO

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 * Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP No.	45244C104

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1.       Name of Reporting Person

         Andrew Berger

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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         AF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                        Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             801,758 *

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        801,758 *

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         801,758 *

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         15.99%

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14.      Type of Reporting Person               IN

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 * Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 45244C104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 801,758 Shares beneficially owned by the AB Value Partners and AB Value Management is approximately $2,705,251.  The Shares beneficially owned by AB Value Partners and AB Value Management were acquired with working capital.

AB Value Partners and AB Value Management effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.  Interest in Securities of the Issuer.

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 5,013,663 Shares issued and outstanding, which is the total number of Shares outstanding as of August 1, 2015, as reported in Issuer’s 10-Q filed with the Securities and Exchange Commission on August 11, 2015.

As of the close of business on August 11, 2015, AB Value Partners directly owned 423,359 Shares, constituting approximately 8.44% of the Shares outstanding.  By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on August 11, 2015, AB Value Management had caused the Managed Account to directly own 378,399 Shares, constituting approximately 7.55% of the Shares outstanding.  By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management and the Managed Account.

(b)          Each of the AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management.

(c)          Schedule A annexed hereto lists all transactions in securities of the Issuer since the original Schedule 13D was filed by the Reporting Persons.  All of such transactions were effected in the open market.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 45244C104

(e)          Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2015

AB Value Partners, LP

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title	Manager

/s/ Andrew Berger
Name: Andrew Berger

Schedule A

Transactions in the securities of the Issuer since the filing of the Schedule 13D Amendment No. 5

Class of Security	Securities Purchased / (Sold)	Price Per Share*	Date of Purchase/ Sale
AB Value Partners, LP
Common Stock	200	4.3500	8/4/2015
Common Stock	5,404	4.2827	8/6/2015
Common Stock	8,250	4.3096	8/7/2015
Common Stock	10,640	4.3456	8/10/2015
Common Stock	2,000	4.1844	8/11/2015

*This price reported is a weighted average price.

Class of Security	Securities Purchased / (Sold)	Price Per Share*	Date of Purchase/ Sale
AB Value Management LLC
Common Stock	200	4.3500	8/4/2015
Common Stock	5,404	4.2827	8/6/2015
Common Stock	8,250	4.3096	8/7/2015
Common Stock	10,640	4.3456	8/10/2015
Common Stock	2,000	4.1844	8/11/2015

*This price reported is a weighted average price.